08006012

SEC Mail Processing Section

NOV 24 2008

Washington, DC 101

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

SUPPL

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached SEC Form 17-C filed by Metro Pacific Investments Corporation ("MPIC") with the Philippine Stock Exchange in relation to MPIC's press release on its Third Quarter Financial Results for the nine months ended 30th September, 2008.

PROCESSED

DEC 01 2008

THOMSON REUTERS

Dated this the 13th day of November, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(c) THEREUNDER

1. 13 November 2008
   Date of Report (Date of earliest event reported)

2. SEC Identification Number CS200604494

3. BIR Tax Identification No. 244-520-457-000

4. METRO PACIFIC INVESTMENTS CORPORATION
   Exact name of issuer as specified in its charter

5. METRO MANILA, PHILIPPINES 6. (SEC Use Only)

   Province, country or other jurisdiction of incorporation | Industry Classification Code:

7. 10th Floor, MGO BUILDING, LEGAZPI COR. DELA ROSA STREETS, LEGAZPI VILLAGE, MAKATI CITY, METRO MANILA, PHILIPPINES
   ....
   Address of principal office Postal Code

8. (632) 888-0888
   Issuer's telephone number, including area code

9. N/A
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding
COMMON SHARES OF STOCK	7,027,725,813*

as reported by the stock transfer agent as of 31 October 2008.

11. Indicate the item numbers reported herein: **Item 9**

Other Items

Please see attached Press Release

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

METRO PACIFIC INVESTMENTS CORPORATION	**13 November 2008**
MPIC or Issuer	Date

....

JOSE MA. K. LIM
President & CEO

METRO PACIFIC INVESTMENTS

PRESS RELEASE

9M08 CORE NET INCOME (UNAUDITED) OF PESOS 143.3 MILLION VS RESTATED 9M07 CORE NET LOSS OF PESOS 170.6 MILLION

REPORTED NET INCOME OF PESOS 660.0 MILLION VS RESTATED NET LOSS OF PESOS 218.4 MILLION LAST YEAR

MAYNILAD CORE NET INCOME AT PESOS 1.75 BILLION VS PESOS 998.5 MILLION LAST YEAR, INCREASE OF 75%

HOSPITALS CONTRIBUTE AGGREGATE PESOS 76.9 MILLION PROFIT; DIVIDENDS TO MPIC AT PESOS 17 MILLION

LANDCO CONTRIBUTION AT PESOS 9.0 MILLION VS PESOS 69.7 MILLION LAST YEAR

INVESTMENT IN NORTH LUZON EXPRESSWAY COMPLETED FOR PESOS 12.262 BILLION

MPIC'S AUTHORIZED CAPITAL STOCK APPROVED FOR INCREASE FROM PESOS 12.00 BILLION TO PESOS 21.55 BILLION

MANILA, Philippines, 13th November 2008 – Metro Pacific Investments Corporation ("MPIC" or the "Company") (PSE: MPI) today reported a Core Net Income (unaudited) of Pesos 143.3 million for the nine months ended 30th September 2008, a considerable improvement from the restated Core Net Loss of Pesos 170.6 million for the same period last year. Reported Net Income including non-recurring gains, reached Pesos 660.0 million for the period, against a restated Net Loss of Pesos 218.4 million for 2007. The 2007 numbers have been restated to reflect the impact of International Financial Reporting Committee's Interpretation 12 -- also known as "IFRIC 12" or "Service Concession Arrangements" -- on the water concession company.

The substantial improvement in Core Income for the period is attributable to the strong performance of Maynilad Water Services, Inc. ("Maynilad") and the contribution of Medical Doctors Inc. ("MDI" or "Makati Medical") and Davao Doctors' Hospital, Inc. ("Davao Doctors"). Maynilad's Core Income reached Pesos 1.75 billion for the first nine months of 2008, and contributed Pesos 735.6 million to MPIC for the period, representing MPIC's net attributable equity interest in Maynilad. MDI contributed Pesos 59.2 million representing MPIC's attributable share in Makati Medical, while Davao Doctors' contribution stood at Pesos 17.7 million, representing MPIC's equity interest starting only in June this year. Landco Pacific Corporation's ("Landco") results for the three quarters this year have been disappointing. Landco provided Pesos 9.0 million of Core Income to MPIC, compared with a contribution of Pesos 69.7 million for the same period in 2007.

Non-recurring Income of Pesos 516.7 million was recognized during the period, arising principally from the gain arising from the conversion of the MDI Convertible Notes ("Notes") held by MPIC. The gain represents the excess of the net fair value of MDI at the time the investment was made compared with the acquisition cost of the Notes. MPIC also recognized gains from debt restructuring and sale of certain assets held by a subsidiary. These were partially offset by certain foreign exchange losses from foreign currency denominated liabilities.

Maynilad: Moving Ahead

For the nine months in 2008, Maynilad reported a 75% rise in its Core Income for Pesos 1.75 billion, and contributed Pesos 735.6 million to MPIC's Core Income, supported by a lower Non-Revenue Water ("NRW") performance, increase in new connections, and improvements across Maynilad's other performance indicators. NRW improved to 62.7% as of September 2008 from 65.9% in September, 2007. The total volume of billed water grew 7.5% to 230.4 million cubic meters from 214.4 million cubic meters in the same period last year. Total billed customers also increased by 6% to 743,742 as of end-September compared with 703,519 as of end 2007.

Earnings contribution attributable to MPIC was reduced by financing charges and operating expenses incurred at the water holding company level ("DMWC") for the period. The financing charges relate to the US$192.0 million loans availed from affiliates of First Pacific Company Limited and Ashmore Investment Management Limited to fund the Standby Letters of Credit required for the acquisition of Maynilad. The amount of US$152.0 million was repaid on 12th May 2008 while the balance of US$40.0 million which was subsequently acquired by MPIC is expected to be converted into equity before end-2008.

Hospitals : Higher Contribution, Operational Improvements, Facility Upgrades

Makati Medical's net revenue for the nine-month period was at Pesos 2.2 billion this year versus Pesos 2.0 billion last year, up 6%. Nine-month Core Income was at Pesos 179.5 million, an improvement of 4% compared with the previous year, despite the ongoing construction and renovation work. Net profit attributable to MPIC from Makati Medical stood at Pesos 59.2 million compared with Pesos 5.8 million last year.

The 8-level Annex building with a 5-level basement parking facility is due to be operational in December 2008. The Annex of Makati Medical has an all glass façade, with a two-storey lobby that is designed to create an immediate sense of space that is aesthetically therapeutic. The renovation of the existing 9-floor hospital building is ongoing and is expected to be completed in 2010. The main building's lobby will have a ceiling which is 3-storey high and a three-level escalator system that would address the historically congested foot traffic of the hospital. Areas of the main building will be renovated in phases so as not to disrupt ongoing medical services.

Makati Medical has entered into an Interim Operating Agreement with the Roman Catholic Archbishop of Manila ("RCAM") for the management and operation of the Cardinal Santos Medical Center ("CSMC") for a period of six (6) months beginning 15th August 2008. Colinas Verdes Hospital Management Corporation was incorporated as a wholly-owned subsidiary of Makati Medical for this purpose. CSMC is a 212-bed tertiary hospital located in Greenhills, San Juan. A transition plan has been implemented for the smooth turnover and management of the hospital's daily operation. Among the critical concerns addressed in the limited period was the rehiring of the nearly 900 hospital workforce made up of CSMC's nurses and staff, restoring the computer systems of the hospital for billing and records purposes, and replenishing inventories and supplies that were running at critical levels pre-transition.

The acquisition of a 34% equity interest in Davao Doctors for approximately Pesos 498 million was completed in May 2008. MPIC started to equity account Davao Doctors in June and has contributed Pesos 17.7 million for the period and from its four-month old investment, MPIC received dividends amounting to Pesos 17 million with respect to earnings for the fiscal year ended 30th June 2008.

<u>Landco: Lower Results</u>

Landco reported Core Income of Pesos 17.8 million in the first nine months of 2008 versus Core Income of Pesos 136.8 million last year. The substantial decline in Core Income is attributable to the 24% reduction in revenue recognized from real estate sold from Pesos 1.32 billion in 2007 to only Pesos 1.01 billion in 2008. Delays in construction for the period impacted negatively on its ability to recognize those revenues. While cost of sales and operating expenses remain flat at Pesos 1.2 billion, selling expenses grew by 40% with the launching of several new projects.

In October 2008, Landco launched Playa Azalea, a joint venture project with Anflocor Management and Investment Corporation of the Florendo family located in Samal Island, Davao. The 33-hectare project will be the first leisure tourism estate in Davao. A world class mixed-use seaside commercial-residential enclave offering a magnificent view of Mt. Apo, half of the project's 250 units have been sold to date.

On the 31st of October, MPIC agreed to extend the exercise by its joint venture partners in Landco, AB Holdings Corp. ("ABHC") and Mr. Alfred Xerez-Burgos, Jr. (AXB"), of the option to acquire MPIC's shareholding in Landco which was granted to them last 11th September 2008. Said option was originally exercisable no later than 31st October 2008 (or, under certain circumstance, no later than 30th November 2008). The parties mutually agreed to extend the deadline of the exercise of the AB call option to 10th November (or, under certain circumstances, 10th December 2008). In view of the fact that ABHC and AXB are currently in serious talks with some investors, the Board of Directors of MPIC, during its meeting held on 13th November 2008, approved another extension of the period during which the above option may be exercised to until the end of January 2009.

<u>North Luzon Expressway: Investment Completed</u>

The purchase of an effective 67.1% ownership interest in the Manila North Tollways Corporation ("MNTC") was completed today for an aggregate consideration of Pesos 12.262 billion, broken down into Pesos 11.8 billion settled in cash and the assumption by MPIC of certain advances equivalent to Pesos 462.6 million. This was funded by a bank lending facility arranged by BDO Capital & Investment Corporation and shareholder advances. The account of MNTC will be consolidated by MPIC following Closing.

In addition, the Tender Offer by MPIC for the shares held by the public in accordance with the Philippine Securities Regulation Code (Republic Act No. 8799, amended) and its implementing rules and regulations ended on 10th November 2008 without any public shareholder tendering.

"We are gratified with the results for the first nine months of this year. Our numbers certainly represent a milestone improvement compared with those of the previous years. The completion of our investment in MNTC will strengthen our portfolio of infrastructure assets. On that basis, and with the improving performance of Maynilad and our healthcare institutions, MPIC is confident that our profitability this year – and in the coming years – will continue to improve significantly," said **MPIC President and CEO Jose Maria K. Lim.**

Existing Authorized Capital Stock Approved for Increase

Last 9th October 2008, the Board of Directors passed and approved resolutions relating to the increase in the authorized capital stock of MPIC from PhP12 Billion divided into 11.95 Billion common shares with a par value of PhP1.00 per share and 5 Billion preferred shares with a par value of PhP0.01 per share, to up to PhP21.550 Billion divided into 20 Billion common shares with a par value of PhP1.00 per share, 5 Billion Class A preferred shares with a par value of PhP0.01 per share and 1.5 Billion Class B preferred shares with a par value of PhP1.00 per share. The increase in authorized capital stock of MPIC will enable the company to carry out further equity fund raising by allowing additional domestic and foreign investments. Approvals from MPIC's shareholders are expected to be secured during a special meeting on 24 November 2008.

OUTLOOK FOR 2008

"Although the Philippines may have appeared to have been less affected compared to the United Sates and Europe by the recent financial crisis, we are extremely cautious about future investments, aware that we are not immune from such economic blows. Our investment in core businesses such as tollways, water, healthcare and eventually ports and harbors will provide solid fundamentals for MPIC in the years ahead," concluded **MPIC Chairman Manuel V. Pangilinan.**

###

This press release may contain some "forward-looking statements" that are subject to a number of risks and uncertainties that could affect MPIC's business and results of operations. Although MPIC believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Andrew G. Shepherd
Chief Finance Officer
Telephone: +632.888.0802

Melody M. Del Rosario
AVP, Media & Corporate Communications
Telephone: +632.888.0888

About MPIC

Metro Pacific Investments Corporation is a Philippine-based, publicly-listed, investment and management company with holdings in toll road, water utility, real estate development and healthcare enterprises. Additional information on MPIC can be obtained online at www.mpic.com.ph.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notice relating to:-

> **Filing made by Indofood Agri Resources Limited to the Singapore Stock Exchange, in relation to the Resolutions passed at its Extraordinary General Meeting ("EGM") held on 11th November, 2008 (attached with Notice of EGM dated 17th October, 2008).**

Dated this 12th day of November, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	Mak Mei Yook
Designation *	Company Secretary
Date & Time of Broadcast	11-Nov-2008 17:14:16
Announcement No.	00062

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Resolutions Passed at the Extraordinary General Meeting ("EGM") held on 11 November 2008
Description	Pursuant to Clause 704(14) of the SGX-ST Listing Manual, the Directors of Indofood Agri Resources Ltd. ("the Company") are pleased to announce that at the EGM of the Company held on 11 November 2008, all the resolutions set forth in the Notice of EGM dated 17 October 2008 were passed by the shareholders. **** CIMB-GK Securities Pte. Ltd. acted as the financial adviser to the Company in relation to the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd. It assumes no responsibility for the contents of this announcement.
Attachments	Total size = 0 (2048K size limit recommended)

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INDOFOOD AGRI RESOURCES LTD.

(Incorporated in the Republic of Singapore)
(Company Registration No. 200106551G)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Indofood Agri Resources Ltd. (the "**Company**") will be held at the Merchant Court Ballroom, Section A, Swissôtel Merchant Court Singapore, 20 Merchant Road, Singapore 058281 on Tuesday, 11 November 2008 at 2.30 p.m. for the purpose of considering and, if thought fit, passing, with or without modifications, Resolutions 1 and 2 below as special resolutions and Resolution 3 as an ordinary resolution:

Resolution 1: Special Resolution
Adoption of New Memorandum of Association of the Company

THAT the clauses contained in the new Memorandum of Association of the Company as contained in Appendix A of the circular dated 17 October 2008 issued by the Company to its shareholders (the "**Circular**") and submitted to this Meeting and, for the purpose of identification, subscribed to by the Chairman thereof, be approved and adopted as the Memorandum of Association of the Company in substitution for, and to the exclusion of, the existing Memorandum of Association of the Company.

Resolution 2: Special Resolution
Adoption of New Articles of Association of the Company

THAT the regulations of the Company contained in the new Articles of Association of the Company as contained in Appendix B of the Circular and submitted to this Meeting and, for the purpose of identification, subscribed to by the Chairman thereof, be approved and adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association of the Company.

Resolution 3: Ordinary Resolution
Proposed Share Purchase Mandate

THAT:

(a) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 (the "**Companies Act**"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued and fully paid ordinary shares in the Company (the "**Shares**") not exceeding in aggregate the Prescribed Limit (as hereinafter defined), at such price or prices as may be determined by the Directors of the Company from time to time up to the Maximum Price (as hereinafter defined), whether by way of:

  (i) market purchases (each a "**Market Purchase**") on the Singapore Exchange Securities Trading Limited ("**SGX-ST**"); and/or

  (ii) off-market purchases (each an "**Off-Market Purchase**") effected otherwise than on the SGX-ST in accordance with any equal access scheme(s) as may be determined or formulated by the Directors of the Company as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act,

  and otherwise in accordance with all other laws, regulations and rules of the SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(b) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate in paragraph (a) of this Resolution may be exercised by the Directors of the Company at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

  (i) the date on which the next Annual General Meeting of the Company is held;

  (ii) the date by which the next Annual General Meeting of the Company is required by law to be held; or

  (iii) the date on which purchases or acquisitions of Shares are carried out to the full extent mandated;

(c) In this Resolution:

  "**Prescribed Limit**" means, subject to the Companies Act, 10% of the total number of issued Shares of the Company (excluding any Shares which are held as treasury shares) as at the date of the passing of this Resolution; and

  "**Maximum Price**", in relation to a Share to be purchased, means an amount (excluding brokerage, stamp duties, applicable goods and services tax and other related expenses) not exceeding:

  (i) in the case of a Market Purchase, 105% of the Average Closing Price (as defined hereinafter); and

  (ii) in the case of an Off-Market Purchase, 110% of the Average Closing Price (as defined hereinafter),

  where:

  "**Average Closing Price**" means the average of the Closing Market Prices of the Shares over the last five Market Days on the SGX-ST, on which transactions in the Shares were recorded, immediately preceding the day of the Market Purchase, and deemed to be adjusted for any corporate action that occurs after such five-Market Day period;

  "**Closing Market Price**" means the last dealt price for a Share transacted through the SGX-ST's Quest-ST system as shown in any publication of the SGX-ST or other sources;

  "**day of the making of the offer**" means the day on which the Company announces its intention to make an offer for the purchase or acquisition of Shares from shareholders of the Company, stating the purchase price (which shall not be more than the Maximum Price calculated on the foregoing basis) for each Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase; and

  "**Market Day**" means a day on which the SGX-ST is open for trading in securities; and

(d) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they may consider expedient or necessary to give effect to the transactions contemplated by this Resolution.

All capitalised terms used in this Notice which are not defined herein shall unless the context otherwise requires have the same meanings ascribed to them in the Company's Circular to Shareholders dated 17 October 2008 (including supplements and modifications thereto).

BY ORDER OF THE BOARD
Indofood Agri Resources Ltd.

Mark Julian Wakeford
Chief Executive Officer and Executive Director
Singapore

17 October 2008

Notes:

(1) A member of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

(2) The instrument or form appointing a proxy, duly executed, must be deposited at the registered office of the Company at 80 Raffles Place, #22-23 UOB Plaza 2, Singapore 048624 not less than 48 hours before the time appointed for holding the Extraordinary General Meeting in order for the proxy to be entitled to attend and vote at the Extraordinary General Meeting.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached SEC Form 17-C filed by Metro Pacific Investments Corporation with the Philippine Stock Exchange in relation to the extension of New ABHC Extended Completion date to 17th January, 2009.

Dated this the 12th day of November, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(c) THEREUNDER

1. 11 November 2008
   Date of Report (Date of earliest event reported)

2. SEC Identification Number CS200604494

3. BIR Tax Identification No. 244-520-457-000

4. METRO PACIFIC INVESTMENTS CORPORATION
   Exact name of issuer as specified in its charter

5. METRO MANILA, PHILIPPINES
   Province, country or other jurisdiction of incorporation

6. (SEC Use Only)
   Industry Classification Code:

7. 10th Floor, MGO BUILDING, LEGAZPI COR. DELA ROSA STREETS, LEGAZPI VILLAGE, MAKATI CITY, METRO MANILA, PHILIPPINES
   ....
   Address of principal office Postal Code

8. (632) 888-0888
   Issuer's telephone number, including area code

9. NA
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding
COMMON SHARES OF STOCK	7,027,726,813*

**as reported by the stock transfer agent as of 31 August 2008.*

11. Indicate the item numbers reported herein: Item 9

Item 9. Other Items

AB Holdings Corporation ("ABHC") has requested to amend the First Extension Call Option period of 10 November to 10 December 2008, to a New Extended Call Option Period of 17 November to 17 December 2008, in view of the fact that it is currently in serious talks with some investors. As a consequence of the New ABHC Extended Call Option period, it shall follow that the New ABHC Extended Completion date shall be on 17 January 2009.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

METRO PACIFIC INVESTMENTS CORPORATION
MPIC or Issuer

11 November 2008
Date

....
JOSE MA. K. LIM
President & CEO

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached SEC Form 17-C filed by Metro Pacific Investments Corporation ("MPIC") with the Philippine Stock Exchange in relation to MPIC's press release on Completion of the Acquisition of First Philippine Infrastructure Inc.

Dated this the 13th day of November, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(c) THEREUNDER

1. **13 November 2008**
   Date of Report (Date of earliest event reported)

2. SEC Identification Number **CS200604494**

3. BIR Tax Identification No. **244-520-457-000**

4. **METRO PACIFIC INVESTMENTS CORPORATION**
   Exact name of issuer as specified in its charter

5. **METRO MANILA, PHILIPPINES** 6. [ ] (SEC Use Only)

   Province, country or other jurisdiction of incorporation Industry Classification Code:

7. **10th Floor, MGO BUILDING, LEGAZPI COR. DELA ROSA STREETS, LEGAZPI VILLAGE, MAKATI CITY, METRO MANILA, PHILIPPINES** ....
   Address of principal office Postal Code

8. **(632) 888-0888**
   Issuer's telephone number, including area code

9. **N/A**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding
COMMON SHARES OF STOCK	7,027,725,813*

**as reported by the stock transfer agent as of 31 October 2008.*

11. Indicate the item numbers reported herein: **Item 9**

Other Items

Please see attached Press Release

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

METRO PACIFIC INVESTMENTS CORPORATION	**13 November 2008**
MPIC or Issuer	Date

....

JOSE MA. K. LIM
President & CEO

METRO
PACIFIC
INVESTMENTS

PRESS RELEASE

MPIC Completes Acquisition of First Philippine Infrastructure Inc.

MANILA, PHILIPPINES, 13 November 2008 – Metro Pacific Investments Corporation ("MPIC") (PSE: MPI) announced today that it has completed the acquisition of shares representing approximately 99.8398% of the outstanding capital stock of First Philippine Infrastructure, Inc. ("FPII") from First Philippine Holdings Corporation ("FPH") and Benpres Holdings Corporation ("Benpres"). The acquisition will result in MPIC holding a 67.1% effective interest in Manila North Tollways Corporation ("MNTC"), the concession holder of the North Luzon Expressway ("NLEX"), and a 46% effective interest in Tollways Management Corporation ("TMC").

The total consideration for the FPII shares is Twelve Billion Two Hundred Sixty Two Million Six Hundred Thirty Eight Thousand Six Hundred Fifteen Pesos and Sixty Five Centavos (₱12,262,638,615.65), equivalent to a price per FPII share of ₱2.46705. The total consideration is comprised of (a) cash in the aggregate amount of Eleven Billion Eight Hundred Million Pesos (₱11,800,000,000), and (b) the assumption by MPIC of advances received by Benpres and FPH from FPIDC in the total amount of Four Hundred Sixty Two Million Six Hundred Thirty Eight Thousand Six Hundred Fifteen and 65/100 (₱462,638,615.65). The consideration is allocated as follows:

	Cash	Advances Assumed	Total
Benpres	₱5,781,999,999.44	₱237,227,852.77	**₱6,019,227,852.21**
FPH	₱6,018,000,000.56	₱225,410,762.89	**₱6,243,410,763.44**
Total			**₱12,262,638,615.65**

MNTC was granted the Supplemental Toll Operating Agreement in June 1998 to finance, design, construct, operate and maintain the toll roads, toll facilities and other facilities generating toll-related income, in respect of the NLEX. MNTC has the right to (i) operate and manage the existing 83.7 km NLEX and the 8.5 km Subic-Tipo Expressway; (ii) build-out, operate and manage Segment 8.1 of Phase 2, which is the continuation of the missing link of C5 that would extend up to the Manila Port Area, crossing the NLEX near the Valenzuela interchange, and will decongest the traffic ingress into the Balintawak stretch of the NLEX.

"We are very much pleased with the swift closing and completion of this acquisition. Our investment in MNTC will be the base of our assets in infrastructure that will provide increased opportunities and profitability for MPIC, " MPIC President and CEO Jose Ma. K. Lim said.

###

For further information, please contact:

Jose Ma. K. Lim
President & CEO
Telephone number: +632 867 3229

Andrew G. Shepherd
Chief Finance Officer
Telephone number: + 632 888 0802

Melody M. del Rosario
AVP – Media and Corporate Communications
Telephone number: + 632 8880888

About MPIC

Metro Pacific Investments Corporation is a Philippine-based, publicly-listed, investment and management company with holdings in water utility, real estate development and healthcare enterprises. Additional information on MPIC can be obtained online at www.mpic.com.ph.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
Stock code: 00142

ANNOUNCEMENT

DISCLOSEABLE TRANSACTION

COMPLETION OF PROPOSED ACQUISITION BY METRO PACIFIC INVESTMENTS CORPORATION OF APPROXIMATELY 99.8398% INTEREST IN FIRST PHILIPPINE INFRASTRUCTURE, INC. AND RESULT OF THE TENDER OFFER

Introduction

Reference is made to the announcement of the Company dated 8 August 2008 and the overseas regulatory announcements of the Company dated 7 August 2008 and 13 November 2008.

The Company is pleased to announce that Completion of the Proposed Acquisition took place today and MPIC acquired in aggregate a total of approximately 99.8398% of the outstanding capital stock of FPII from FPH and Benpres.

The Company also wishes to inform shareholders that the Tender Offer period expired on 10 November 2008 without any Public Shareholders tendering their shares in FPII, hence MPIC was not able to take up any shares under the Tender Offer.

Introduction

Reference is made to the announcement of First Pacific Company Limited (the "Company") dated 8 August 2008 (the "Announcement") and the overseas regulatory announcements of the Company dated 7 August 2008 and 13 November 2008. Unless otherwise defined or the context otherwise requires, capitalised terms referred to herein shall have the meanings given to them in the Announcement.

The Company is pleased to announce that Completion of the Proposed Acquisition took place today and MPIC acquired in aggregate a total of approximately 99.8398% of the outstanding capital stock of FPII from FPH and Benpres.

The Company also wishes to inform shareholders that the Tender Offer period expired on 10 November 2008 without any Public Shareholders tendering their shares in FPII, hence MPIC was not able to take up any shares under the Tender Offer.

As a result of the Completion and the result of the Tender Offer, MPIC holds a 67.1% effective interest in MNTC, the concession holder of the North Luzon Expressway in the Philippines, and a 46% effective interest in TMC.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 13 November 2008

As at the date of this announcement, the Board comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Napoleon L. Nazareno
Ambassador Albert F. del Rosario
Sir David W.C. Tang*, *KBE*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Prof. Edward K.Y. Chen* *GBS, CBE, JP*

* *Independent Non-executive Directors*

END